File No. 70-9541


                              UNITED STATES OF AMERICA
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



Application of Northeast Utilities,          )
The Connecticut Light and Power Company,     )
Public Service Company of New Hampshire,     )
Western Massachusetts Electric Company,      )
North Atlantic Energy Corporation,           )
NU Enterprises, Inc.,                        ) CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,                ) UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,       ) COMPANY ACT OF 1935
Select Energy, Inc.,                         )
Select Energy Services, Inc.,                )
Select Energy Contracting, Inc.,             )
Reeds Ferry Supply Co., Inc.,                )
on Form U-1

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transactions for investment in Exempt Wholesale Generators. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended June 30, 2003, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

      The Connecticut Light and Power Company (CL&P)

      -------------------------------------------------------------------------
                                                      As of June 30, 2003
      -------------------------------------------------------------------------
                                                  (Thousands of
                                                  -------------
                                                     Dollars)             %
                                                     --------           -----

      Common shareholders' equity:
      Common shares                                 $   60,352           2.1%
      Capital surplus, paid in                         326,568           11.4
      Retained earnings                                318,524           11.2
                                                    ----------          -----
      Total common shareholders' equity                705,444           24.7
      Preferred stock                                  116,200            4.1
      Long-term and short-term debt                    844,415           29.6
      Rate reduction bonds                           1,186,218           41.6
                                                    ----------          -----
                                                    $2,852,277          100.0%
                                                    ==========          =====

      A common dividend of $10,018,440.30 was declared on June 18, 2003, and was paid to NU on June 30, 2003.

      Public Service Company of New Hampshire (PSNH)

      -------------------------------------------------------------------------
                                                      As of June 30, 2003
      -------------------------------------------------------------------------
                                                  (Thousands of
                                                  -------------
                                                     Dollars)             %
                                                     --------           -----
      Common shareholders' equity:
      Common shares                                 $     -               -  %
      Capital surplus, paid in                         126,623            9.7
      Retained earnings                                211,279           16.3
                                                    ----------          -----
      Total common shareholders' equity                337,902           26.0
      Long-term and short-term debt                    471,085           36.1
      Rate reduction bonds                             493,011           37.9
                                                    ----------          -----
                                                    $1,301,998          100.0%
                                                    ==========          =====

      A common dividend of $5,600,002.66 was declared on June 18, 2003, and was paid on June 30, 2003.

      Western Massachusetts Electric Company (WMECO)

      -------------------------------------------------------------------------
                                                      As of June 30, 2003
      -------------------------------------------------------------------------
                                                  (Thousands of
                                                  -------------
                                                     Dollars)             %
                                                     --------           -----
      Common shareholders' equity:
      Common shares                                 $   10,866            2.3%
      Capital surplus, paid in                          69,530           14.6
      Retained earnings                                 78,124           16.3
                                                    ----------          -----
      Total common shareholders' equity                158,520           33.2
      Long-term and short-term debt                    181,682           38.0
      Rate reduction bonds                             137,769           28.8
                                                    ----------          -----
                                                    $  477,971          100.0%
                                                    ==========          =====

      A common dividend of $4,003,154.13 was declared on June 18, 2003, and was paid to NU on June 30, 2003.

      There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

      As of June 30, 2003, the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

      NU represents that during the quarter ended June 30, 2003, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

      Internal cash funds available during the quarter were supplemented with external borrowings for PSNH and WMECO.

                         Net cash        Net cash
                          flows           flows         Net cash
            Cash       provided by/     (used in)/       flows
         beginning      (used in)       provided by     used in       Cash end
         of period      operating        investing     financing      of period
          4/1/2003     activities       activities     activities     6/30/2003
         ---------     ------------     -----------    ----------     ---------

                                   (Thousands of Dollars)

CL&P       $7,214        $72,223         $(37,945)      $(38,883)       $2,609
PSNH        4,425          2,475           24,794        (30,289)        1,405
WMECO           1         13,939            2,522        (16,461)            1
NAEC           29         (1,676)           1,660           -               13




                              SIGNATURE


    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    August 26, 2003